Filed Pursuant to Rule 424(b)(3)
Registration No. 333-222630
BLACK CREEK DIVERSIFIED PROPERTY FUND INC.
SUPPLEMENT NO. 3 DATED OCTOBER 15, 2018
TO THE PROSPECTUS DATED SEPTEMBER 5, 2018
This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Diversified Property Fund Inc., dated September 5, 2018, as supplemented by Supplement No. 1, dated September 14, 2018 and Supplement No. 2, dated September 24, 2018 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
The purpose of this Supplement is to disclose:

A.	the transaction price for each class of our common stock as of November 1, 2018;

B.	the calculation of our September 30, 2018 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

C.	the status of the offering;

D.	an update to directors and executive officers; and

E.	updated experts information.

A.	November 1, 2018 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of November 1, 2018 (and redemptions as of October 31, 2018) is as follows:

Share Class	Transaction Price (per share)
Class T	$7.5418
Class S	$7.5418
Class D	$7.5418
Class I	$7.5418
Class E	$7.5418
The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2018. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

B.	September 30, 2018 NAV Per Share
Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at www.blackcreekdiversified.com and is also available on our toll-free, automated telephone line at (888) 310-9352. Please see “Net Asset Value Calculation and Valuation Procedures” in our Prospectus for a more detailed description of our valuation procedures, including important disclosure regarding real property valuations provided by the Independent Valuation Firm. All parties engaged by us in the calculation of our NAV, including the Advisor, are subject to the oversight of our board of directors. Generally, all of our real properties are appraised once each calendar year by third party appraisal firms in accordance with our valuation guidelines and such appraisals are reviewed by our Independent Valuation Firm.
As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”) held by third parties, and “Aggregate Fund NAV” means the NAV of all of the Fund Interests.

The following table sets forth the components of total NAV as of September 30, 2018 and August 31, 2018:

	As of
(in thousands)	September 30, 2018	August 31, 2018
Office properties	$1,102,250	$1,098,050
Retail properties	869,600	869,600
Industrial properties	108,900	107,550
Total investments	$2,080,750	$2,075,200
Cash and other assets, net of other liabilities	(14,205)	(4,597)
Debt obligations	(1,012,756)	(1,026,066)
Aggregate Fund NAV	$1,053,789	$1,044,537
Total Fund Interests outstanding	139,727	139,533
The following table sets forth the NAV per Fund Interest as of September 30, 2018 and August 31, 2018:

(in thousands, except per Fund Interest data)	Total	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class E OP Units
As of September 30, 2018
Monthly NAV	$1,053,789	$19,764	$55,950	$20,330	$268,170	$608,275	$81,300
Fund Interests outstanding	139,727	2,620	7,419	2,696	35,558	80,654	10,780
NAV Per Fund Interest	$7.5418	$7.5418	$7.5418	$7.5418	$7.5418	$7.5418	$7.5418

As of August 31, 2018
Monthly NAV	$1,044,537	$18,952	$47,920	$19,205	$263,021	$614,604	$80,835
Fund Interests outstanding	139,533	2,532	6,401	2,566	35,135	82,101	10,798
NAV Per Fund Interest	$7.4859	$7.4859	$7.4859	$7.4859	$7.4859	$7.4859	$7.4859
Under GAAP, we record liabilities for ongoing distribution fees (i) that we currently owe the Dealer Manager under the terms of our Dealer Manager agreement and (ii) for an estimate that we may pay to the Dealer Manager in future periods for shares of our common stock. As of September 30, 2018, we estimated approximately $6.2 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.
The valuation for our real properties as of September 30, 2018 was provided by the Independent Valuation Firm in accordance with our valuation procedures and determined starting with the appraised value. Certain key assumptions that were used by our Independent Valuation Firm in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Industrial	Weighted-Average Basis
Exit capitalization rate	6.37%	6.45%	6.13%	6.39%
Discount rate / internal rate of return (“IRR”)	7.17%	6.99%	7.24%	7.10%
Annual market rent growth rate	3.04%	2.90%	2.82%	2.97%
Average holding period (years)	10.2	10.1	9.4	10.1
A change in the rates used would impact the calculation of the value of our real properties. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties:

Input	Hypothetical Change	Office	Retail	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.72%	2.43%	2.86%	2.60%
	0.25% increase	(2.51)%	(2.24)%	(2.62)%	(2.40)%
Discount rate (weighted-average)	0.25% decrease	2.06%	1.95%	1.83%	2.00%
	0.25% increase	(2.02)%	(1.90)%	(1.79)%	(1.96)%

The valuation of our debt obligations as of September 30, 2018 was in accordance with fair value standards under GAAP. The key assumption used in the discounted cash flow analysis was the market interest rate. Market interest rates relating to the underlying debt obligations are based on unobservable Level 3 inputs, which we have determined to be our best estimate of current market interest rates of similar instruments. The weighted-average market interest rate used in the September 30, 2018 valuation was 4.01%.
A change in the market interest rates used would impact the calculation of the fair value of our debt obligations. For example, assuming all other factors remain constant, a decrease in the weighted-average market interest rate of 0.25% would increase the fair value of our debt obligations by approximately 0.13%. Alternatively, assuming all other factors remain constant, an increase in the weighted-average market interest rate of 0.25% would decrease the fair value of our debt obligations by approximately 0.24%.
Our hedge instruments are valued based on market expectations of future interest rates (the “forward interest rate curve”). An upward shift in the forward interest rate curve would increase the value of our current hedge positions, resulting in a positive impact to our NAV, and a downward shift in the forward interest rate curve would decrease the value of our current hedge positions, resulting in a negative impact to our NAV.

C.	Status of our Current Offering
As of October 1, 2018, we had raised gross proceeds of approximately $15.8 million from the sale of approximately 2.1 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $0.8 million. As of October 1, 2018, approximately $2.98 billion in shares remained available for sale pursuant to this offering, including approximately $499.2 million in shares available for sale through our distribution reinvestment plan.

D.	Update to Directors and Executive Officers
On October 11, 2018, our board of directors appointed James R. Mulvihill as a director to fill the vacancy created by the previously announced passing of John A. Blumberg.
The following updates the section of the Prospectus titled “Management-Directors and Officers” of the Prospectus:

Name	Age	Position
James R. Mulvihill	54	Director
James R. Mulvihill has served as director of our board of directors since October 2018. Mr. Mulvihill is also a manager of the Advisor, a manager of Industrial Income Advisors LLC, the advisor to IIT, and a manager of the IPT Advisor. Mr. Mulvihill is a co-founder and managing partner of both Dividend Capital Group LLC and Black Creek Group LLC. Mr. Mulvihill co-founded the first Black Creek affiliated entities in 1991 with John Blumberg and Evan Zucker, and co-founded Dividend Capital Group in 2002 with Mr. Blumberg and Mr. Zucker. As of June 30, 2018, with Mr. Blumberg and Mr. Zucker and other affiliates, Mr. Mulvihill has overseen directly, or indirectly through affiliated entities, the acquisition, development, redevelopment, financing and sale of real estate-related assets with an aggregate value in excess of approximately $18.2 billion. Mr. Mulvihill was a co-founder and formerly served as a director of DCT Industrial Trust, formerly known as Dividend Capital Trust, a NYSE-listed industrial REIT (NYSE: DCT). He is also a co-founder and former Chairman of the Board of CPA, one of the largest owners and developers of industrial properties in Mexico. In 1993, Mr. Mulvihill co-founded American Real Estate Investment Corp. (formerly known as Keystone Property Trust, NYSE: KTR) which was an industrial, office and logistics REIT and was acquired by ProLogis Trust (NYSE: PLD) in August 2004. Mr. Mulvihill served as its Chairman and as a director from 1993 through 1997 and as a director of Keystone Property Trust from 1997 through 2001. Prior to 1991, Mr. Mulvihill served as Vice President of the Real Estate Banking and Investment Banking Groups of Manufacturer’s Hanover and subsequently Chemical Bank, where his responsibilities included real estate syndication efforts, structured debt underwritings and leveraged buyout real estate financings. Mr. Mulvihill holds a Bachelor’s Degree in Political Science from Stanford University.
Mr. Mulvihill was also appointed to the investment committee of our board of directors.
We believe that Mr. Mulvihill’s qualifications to serve on our board of directors are demonstrated by his extensive experience in real estate investments, including his over 25 years of experience with Black Creek Group LLC as a co-founder of the company, his position as a principal of Dividend Capital Group LLC, his leadership experience as an executive officer of, and an advisor to, non-traded REITs and other real estate investment companies, and his experience in real estate investment banking.

E.	Experts
The statements included in this Supplement under Section B, “September 30, 2018 NAV Per Share,” relating to the role of Altus Group U.S., Inc. as the Independent Valuation Firm, and the valuation of the real properties and related assumptions have been reviewed by Altus Group U.S., Inc., an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations.